Mail Stop 4561

May 23, 2007

William M. Salters
Chief Financial Officer
Britton & Koontz Capital Corporation
500 Main Street
Natchez, Mississippi 39120

      RE: **Britton & Koontz Capital Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 14, 2007
                Form 8-K filed April 12, 2007
                Form 10-Q for Fiscal Quarter Ended March 31, 2007
                Filed May 15, 2007
                File No. 001-33009

Dear Mr. Salters,

      We have reviewed your letter filed on May 7, 2007 and the above referenced filings have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page F-7

1. Please refer to comment 5 in our letter dated April 23, 2007.

    a. In your response you state that the proceeds from the sales of securities were presented in the "proceeds from sales, maturities and pay downs of investment securities" line item. However, we do not see a line item with this description in your statement of cash flows. Please clarify for us the line item you present the proceeds from the sale of your securities and revise future filings to clearly and accurately describe the activity that is included in individual line items.

    b. Please revise future filings to clearly disclose the sale of the interest rate swap, including the total amount of cash received from its sale. Tell us why you present the cash flows from the sale in a "securities" line item since the interest rate swap is classified in other assets on the balance sheet.

Note A. Summary of Significant Accounting Policies

Loans, page F-10

2. Please refer to comment 6 in our letter dated April 23, 2007. To avoid confusing readers of your filing, please revise to delete all disclosures that refer to securitization activities if you are not engaged in these types of activities.

Interest Rate Cap Agreements, page F-13

3. Please refer to comment 7 in our letter dated April 23, 2007. To avoid confusing readers of your filing, please revise to delete all disclosures that refer to interest rate caps if you have not had any outstanding during the periods presented.

Note R. Interest Rate Risk Management, page F-32

4. Please refer to comment 8 in our letter dated April 23, 2007.

    a. Based on your response, it appears that you are not assuming that the interest rate swap is completely effective; therefore, please revise to delete your disclosure that the interest rate swap is "assumed to be completely effective".

    b. Please revise to disclose the information required by paragraphs 44 and 45 of SFAS 133.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

5. Please refer to comments 9 and 10 in our letter dated April 23, 2007. We note your revised implementation of SFAS 159/157 disclosed in your March 31, 2007 Form 10-Q and have the following comments.

    a. In future filings, please revise your disclosure that states that you sold an additional $35 million of securities transferred from held to maturity to available for sale since it appears that the $35 million of securities you sold were classified as available for sale at December 31, 2006.

    b. In future filings, please revise to report the effect of the first remeasurement to fair value for the $20 million in securities as a cumulative-effect adjustment to the opening balance of retained earnings as required by paragraph 25 of SFAS 159. We would also expect the adjustment to accumulated other comprehensive income to equal the adjustment to retained earnings.

    c. In future filings, please ensure that you present cash flows related to the acquisition and sale of trading securities and other changes in the balance of trading securities as operating cash flows in a statement of cash flows. Refer to SFAS 102.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

                                                    Sincerely,

                                                    Kevin W. Vaughn
                                                    Accounting Branch Chief